August 13, 2004

Mr. Tom Jones
United States Securities and Exchange Commission         Via Edgar and Facsimile
450 Fifth Street, N.W.                                   (202) 942-9585
Washington, D.C. 20549

Re:      Productivity Technologies Corp.
         Form S-1 Registration Statement filed on July 23, 2004
File No. 333-117603

Dear Mr. Jones:

Pursuant to Securities Act Rule 477, Productivity Technologies Corp. hereby requests that the Form S-1 Registration Statement filed on July 23, 2004 (File No. 333-117603) be withdrawn. The Company has decided to withdraw the Registration Statement based on its decision to pursue this financing transaction at a future date. No securities have been sold pursuant to this offering.

Please call me at (248) 645-9700 if you have any further questions or comments regarding this matter.

Very truly yours,


/s/ Jesse Levine

Jesse Levine
Chief Financial Officer